                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                             Calumet Bancorp, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   131386-104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 June 23, 1998
--------------------------------------------------------------------------------

            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 131386-104                  13G                    PAGE 1 OF 8 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Calumet Federal Savings & Loan Association of Chicago
        Employee Stock Ownership Trust (the "Trust")
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        The agreement establishing the Trust is to be construed according to the laws of the State of Illinois to the extent such laws are not preempted by federal law.
--------------------------------------------------------------------------------
    Number of
                           5    Sole Voting Power             0
      Shares
                           -----------------------------------------------------
   Beneficially            6    Shared Voting Power     237,366 (as of 12/31/98)

     Owned by              -----------------------------------------------------
                           7    Sole Dispositive Power  237,366 (as of 12/31/98)
       Each
                           -----------------------------------------------------
     Reporting             8    Shared Dispositive Power      0

    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        237,366 (as of 12/31/98)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        7.5%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        EP
--------------------------------------------------------------------------------


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CUSIP NO.  131386-104                 13G                     PAGE 3 OF 8 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        LaSalle National Bank (not in its individual or corporate capacity but as trustee of the Trust or in agency or fiduciary capacities unrelated to the Trust) (the "Trustee")
        FEIN #: 36-1521370
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]

--------------------------------------------------------------------------------
  3     SEC Use Only

--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        The Trustee is a national banking association organized under the laws of the United States
--------------------------------------------------------------------------------
    Number of
                           5    Sole Voting Power             0
      Shares
                           -----------------------------------------------------
   Beneficially            6    Shared Voting Power     237,366 (as of 12/31/98)

     Owned by              -----------------------------------------------------
                           7    Sole Dispositive Power  237,366 (as of 12/31/98)
       Each
                           -----------------------------------------------------
     Reporting             8    Shared Dispositive Power      0

    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        237,366 (as of 12/31/98)
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        7.5%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        BK
--------------------------------------------------------------------------------


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     The Trust was established by a Trust Agreement, dated October 1, 1995. The
     Trustee became the successor trustee and administrator of the Trust on June 23, 1998. The Trust forms a part of and implements the Calumet Federal Savings & Loan Association of Chicago Employee Stock Ownership Plan (the "Plan"). The filing of this Schedule 13G does not constitute, and shall not be construed as, an admission that the Reporting Persons (as defined below in Item 2(a)) are, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Statement.

ITEM 1(a).     NAME OF ISSUER
               --------------

       Calumet Bancorp, Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
               -----------------------------------------------

       1359 E. Sibley Blvd.
       Dolton, IL  60419

ITEM 2(a).     NAME OF PERSON FILING
               ---------------------

       The persons filing this statement are the Trust and the Trustee.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

       The address of the Trust and its principal place of business is c/o LaSalle National Bank, 135 South LaSalle Street, Chicago, Illinois 60603. The address of the Trustee is 135 South LaSalle Street, Chicago, Illinois 60603.

ITEM 2(c).     CITIZENSHIP

       The Trustee is a national banking association organized under the laws of the United States. The Trust is administered pursuant to the Trust Agreement, which is to be construed and administered according to the laws of the State of Illinois to the extent such laws are not preempted by the laws of the United States.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES

       common stock, $0.01 par value, of the Issuer ("Common Stock").




                               Page 4 of 8 Pages



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ITEM 2(e).     CUSIP NUMBER
               ------------

       131386-104

ITEM 3.        THE REPORTING PERSONS ARE AS FOLLOWS:

       The Trustee is a:

             (B)   [x] Bank as defined in Section 3(a)(6) of the Act.

       The Trust is a:

             (F) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1972 ("ERISA") or Endowment Fund.

ITEM 4.        OWNERSHIP
               ---------

       Beneficial Ownership by the Trust:


       (A)   Amount beneficially owned (as of 12/31/98):  237,366 shares(1)

       (B)   Percent of Class (as of 12/31/98): 7.5%

       (C)   Number of shares as to which such person has:

             (I)   Sole power to vote or to direct the vote
                   0 shares

             (II)  Shared power to vote or to direct the vote
                   237,366 shares

             (III) Sole power to dispose or to direct the disposition
                   237,366 shares

_________________________

    (1) The shares listed as beneficially owned by the Trust and the Trustee include: (a) 0 shares of Common Stock which are not allocated to the individual accounts of the Participants and (b) 237,366 shares of Common Stock which are allocated to the individual accounts of the Participants. The filing of this
Schedule 13G, however, does not constitute, and shall not be construed as, an admission that the Trust or the Trustee is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.




                               Page 5 of 8 Pages
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            (IV)  Shared power to dispose or to direct the disposition
                  0 shares

       Beneficial Ownership by the Trustee:


       (A)  Amount beneficially owned (as of 12/31/98): 237,366 shares(1)

       (B)  Percent of Class (as of 12/31/98): 7.5%

       (C)  Number of shares as to which such person has:

            (I)   Sole power to vote or to direct the vote
                  0 shares

            (II)  Shared power to vote or to direct the vote
                  237,366 shares

            (III) Sole power to dispose or to direct the disposition
                  237,366 shares

            (IV)  Shared power to dispose or to direct the disposition
                  0 shares

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
               --------------------------------------------

       Not applicable

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
               ---------------------------------------------------------------

       Subject to the terms and conditions of the Trust and the Plan, Plan Participants are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock, reflected in this Schedule 13G.

ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
               ---------------------------------------------------------
               ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               -------------------------------------------------------------
               COMPANY
               -------

       Not applicable

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
               ---------------------------------------------------------

       Not applicable




                               Page 6 of 8 Pages






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ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

       Not applicable

ITEM 10.       CERTIFICATION

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of an issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              February 11, 1999

                              CALUMET FEDERAL SAVINGS & LOAN ASSOCIATION OF CHICAGO EMPLOYEE STOCK OWNERSHIP PLAN, by LASALLE NATIONAL BANK (not in its individual or corporate capacity but solely as Trustee)

                              By: /s/ E. Vaughn Gordy
                                 ----------------------------------------------
                              Name: E. Vaughn Gordy
                                   --------------------------------------------
                              Title:  First Vice President & Trust Officer
                                    -------------------------------------------

                              LASALLE NATIONAL BANK, TRUSTEE

                              By: /s/ E. Vaughn Gordy
                                 ----------------------------------------------
                              Name: E. Vaughn Gordy
                                   --------------------------------------------
                              Title:   First Vice President & Trust Officer
                                    -------------------------------------------




                               Page 7 of 8 Pages


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                                 EXHIBIT INDEX


Exhibit Number     Description                                       Page Number
--------------     -----------                                       -----------

   1               Resolution of Board of Directors authorizing         A-1
                   E. Vaughn Gordy to sign on behalf of the Trust and the Trustee, attached hereto.


                               Page 8 of 8 Pages